Exhibit 21
Capital Properties, Inc. and Subsidiaries
Subsidiaries of the Company
(As of March 1, 2006)

Subsidiary	State of Incorporation or Formation
Capital Terminal Company	Rhode Island

Dunellen, LLC	Delaware

Tri-State Displays, Inc.	Rhode Island